Exhibit 99.1

Bragg Gaming Group Secures New Debt Facilities and Provides Update on Cyber Breach

TORONTO September 12, 2025-Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a leading global B2B iGaming content and technology provider, today announced it has entered into a new financing agreement with the Bank of Montreal (“BMO”), a leading North American financial institution, pursuant to which BMO has made available to the Company certain credit facilities in a maximum aggregate amount of up to US$6.0 million to support its ongoing working capital and general corporate requirements (the “BMO Facilities”).

In connection with the closing of the BMO Facilities, Bragg has successfully repaid in full the outstanding promissory note with entities controlled by Doug Fallon (the “Prior Note Indebtedness”). The new BMO Facilities replace the Prior Note Indebtedness, signalling a significant step in the Company's financial strategy to partner with a major commercial bank to support its growth.

"We are very pleased to establish this new relationship with the Bank of Montreal, a recognized leader in financial services," said Robbie Bressler, CFO of Bragg Gaming Group. "This new credit facility strengthens our balance sheet and provides us with a flexible capital structure to execute our strategic plan. The ability to secure financing from a major North American bank underscores the confidence in our business and our long-term growth prospects. We look forward to a long and successful partnership with BMO."

The BMO Facilities are secured by, amongst other things, a first-ranking security interest over all of the assets of the Company and certain of its key operating subsidiaries, and are uncommitted and are repayable upon the earlier of (i) demand by BMO, (ii) the occurrence of certain insolvency events, and (iii) on the one-year anniversary of the closing date, unless a one-year extension is granted at BMO’s discretion.

The agreement includes customary legal and financial covenants, including a requirement for the Company to maintain a Total Funded Debt to EBITDA ratio not exceeding 2.50:1.00, and a Fixed Charge Coverage Ratio of not less than 1.25:1.00. These financial covenants are to be tested on a consolidated basis at the end of each fiscal quarter.

The Company currently expects to draw on the BMO Facilities in Canadian dollars, which would result in estimated borrowing costs of 6.9%–7.9% for Prime-based loans or 5.9%–6.9% for CORRA-based loans, depending on the period of the draw and the Company’s leverage ratio. Standby fees on the unused portion of the revolving facility will range from 0.75% to 1.75% per annum, depending on leverage.

Management believes that based on the terms of the BMO Facilities, the Company's borrowing costs on an annualized basis will be less than half of its Prior Note Debt.

"Securing this BMO facility represents a critical milestone in our strategic plan to strengthen Bragg's financial foundation and accelerate value creation for our shareholders," said Matevž Mazij, CEO of Bragg Gaming Group. "With our cybersecurity incident contained and our borrowing costs cut by more than half, we are laser-focused on executing our strategic shift toward higher-quality earnings. The Company is prioritizing margin and cash generation over lower-margin revenue, and synergies realized post-quarter end to become a leaner operation. We've already realized EUR 2 million in annualized synergies and are on track to achieve our 20% Adjusted EBITDA margin target for the second half of 2025.

Our recent leadership additions in AI and innovation, combined with our expanding partnerships with operators like Fanatics and Hard Rock Digital, position us to pursue highly accretive growth opportunities methodically. The Company remains focused on growing the business in a sustainable and margin-accretive manner, with strong momentum in the proprietary content and technology pipeline positioning Bragg for long-term profitable growth.

We understand the importance of delivering results for our shareholders, and our board and management team are fully aligned and committed to executing the strategic initiatives that will drive value. With improved financial flexibility, a strengthened operational foundation, and clear milestones ahead, we believe we have the right strategy and team in place to unlock Bragg's full potential. We remain committed to maximizing shareholder value as we build sustainable, profitable growth and ensure our strong operational performance translates into appropriate market valuation."

Cyber breach update

The Company is also providing today an update on its previously announced cybersecurity incident initially detected on August 16, 2025.

Immediately following detection, Bragg took appropriate steps to mitigate any potential impact of the breach. With the assistance of independent cybersecurity experts, the Company has followed industry best practices and considers that the incident is now resolved.

There continues to be no indication that any personal information was affected and the breach has had no impact on the ability of the Company to continue its operations. Bragg has also provided assurances to its customers regarding the security of its game titles. The Company has experienced no negative impact on its revenue or profitability and does not expect that the cost of responding to the incident will have a material financial impact on the Company.

The Company has already applied knowledge gathered from the investigation of the event to enhance its cyber security defenses.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the Company entering into the Facility, the expected terms of the Facility and the repayment of the Note, the Company’s actions to address the cyber security incident and its expected impact on Bragg’s financial condition and operations, and the safety and security of its customers’ and partners’ data the expected impact of the cyber breach experienced by the Company. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the Company’s financial resources and liquidity, the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward- looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; the ability of the Company to have continued availability under the BMO Facilities or its ability to secure comparable replacement facilities; risks that the cyber breach experienced by the Company may have been broader than the investigations carried out by the Company and its advisors; risks that the actions take by the Company to mitigate the effects of the breach are not as effective as the Company currently believes; risks that the Company may see reductions in future business as a result of the cyber breach; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S, Canada, LatAm and Europe.

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Contacts

For media enquiries or interview requests, please contact:
Robert Simmons, Head of Communications, Bragg Gaming Group
press@bragg.group

Investors:
Robbie Bressler, Chief Financial Officer, Bragg Gaming Group
investors@bragg.group